UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-42794

BTQ Technologies Corp
(Exact Name of Registrant as Specified in Charter)

700 West Georgia Street, Suite 2500
Vancouver, British Columbia, V7Y 1B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Report on Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-290517).

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Meeting and Record Date
99.2	Information Circular
99.3	Form of proxy
99.4	NI card
99.5	Notice of Availability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTQ Technologies Corp

/s/ Lonny Wong
Lonny Wong
Chief Financial Officer

Date: July 2, 2026